CABOT OIL & GAS CORPORATION

Three Memorial City Plaza

840 Gessner Road, Suite 1400

Houston, Texas 77024

(281) 589-4600

August 18, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch
Office of Energy & Transportation

Re:	Request for Acceleration of Effectiveness of Cabot Oil & Gas Corporation’s Registration Statement on Form S-4 (File No. 333-257534) initially filed on June 30, 2021, as amended by Amendment No. 1 thereto filed on August 13, 2021.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cabot Oil & Gas Corporation hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-257534) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on August 20, 2021 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Please call Ted W. Paris or Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1820, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature on following page]

Very truly yours,

CABOT OIL & GAS CORPORATION

By:	/s/ Deidre L. Shearer
Deidre L. Shearer
Vice President, Administration and Corporate Secretary

cc:	Ted W. Paris, Baker Botts L.L.P.
Clinton W. Rancher, Baker Botts L.L.P.